Exhibit 99.3
Nexxen International Ltd.
(the “Company”)

Form of Proxy
Annual General Meeting

Before completing this form, please read the explanatory notes below and accompanying Notice of Annual General Meeting.

I/We ………………………………………………………………………………………………. appoint the chairman of the meeting or ........................................................................................ as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of the Company to be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on December 20, 2024 at 12:30 pm (Israel time), and at any adjournment of the meeting.

I/We instruct my/our proxy to vote on the resolutions to be proposed at the meeting as indicated below (unless otherwise instructed, the proxy may vote or abstain from voting as he or she sees fit in relation to any business to be considered at the meeting):

Before completing this form, please read the explanatory notes below.

RESOLUTIONS

Resolutions	Your vote
	For	Against	Withheld
1.  To cancel the admission to trading on AIM of the ordinary shares of NIS 0.01 each in the capital of the Company and to authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation.

2. To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, upon the terms and timing to be determined by the Board.
3. To remove the provisions of Article 10 and Article 74 and amend Articles 1, 4 and 18 of the articles of association of the Company.
4. To re-elect Christopher Stibbs as an independent non-executive director.
5. To re-elect Neil Jones as a senior non-executive director.
6. To re-elect Joanna Parnell as a non-executive director.
7. To re-elect Lisa Klinger as a non-executive director.
8. To re-elect Norm Johnston as a non-executive director.
9. To re-elect Daniel Kerstein as a non-executive director.
10. To re-elect Rhys Summerton as a non-executive director.
11. To re-elect Ofer Druker as a director.
12. To re-appoint Somekh Chaikin, Member Firm of KPMG International as the Company’s independent external auditor for 2024 until the annual general meeting of shareholders held in 2025 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to ﬁx their remuneration.

13. To approve an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) and an increase to the share reserve of the Company’s 2017 Equity Incentive Plan, as set out in the Circular provided.

14. To approve the CEO Compensation Package, as set out in the Circular provided.
15. To amend the Company’s Remuneration Policy for Directors and Executives, as set out in the Circular provided.

Signature(s) : ...          Date: .........................................................2024

Notes

1.
If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Link Group by emailing shareholderenquiries@linkgroup.co.uk or you may call on +44 (0) 371 664 0300 (calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The shareholder helpline is open from 9.00 a.m. to 5.30 p.m. GMT, Monday – Friday excluding public holidays in England and Wales). All forms must be signed and should be returned together in the same envelope.

2.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10:30 a.m. GMT on December 18, 2024.

3.	The return of a completed Form of Proxy, or other such instrument will not prevent a shareholder attending the General Meeting and voting in person if he/she wishes to do so.

4.
Alternatively, you may instead submit your proxy vote or instruction electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password you can request a reminder via the shareholder portal. If you have not previously registered to use the portal you will require your investor code (‘IVC’) which can be found on your share certificate. Proxy votes should be submitted as early as possible and, in any event, not less than 48 hours (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

5.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at by no later than 10:30 am GMT on November 20, 2024. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law is November 22, 2024.

6.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

7.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

8.	As at November 14, 2024, the Company’s issued share capital consisted of 197,550,375 ordinary shares, with

(i) 58,830,845 ordinary shares held by the Company and reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury, and (ii) 5,629,680 ordinary shares held by subsidiaries of the Company without any voting rights in accordance with the Israeli Companies Law. Therefore, the total voting rights in the Company as at November 14, 2024 were 133,089,850 ordinary shares.

9.	The Board recommends that shareholders vote in favour of all items in the Notice.

10.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy. Pursuant to the AIM Rules for Companies the approval of Resolution 1 requires the consent of not less than 75 per cent of votes cast by shareholders at the Annual General Meeting. In addition, the affirmative vote of the holders of a majority of the voting power represented and voting on each of Resolutions 14 and 15, in person or by proxy, must either include at least a majority of the ordinary shares who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in such Resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such Resolution must not represent more than two per cent of the outstanding ordinary shares. For this purpose, in accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Resolution 14 and/or 15 is deemed to confirm to the Company that such shareholder does not have a personal interest in the such Resolution(s) and is not a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than December 19, 2024 10.30 a.m. BST), to the attention of the Company’s Chief Financial Officer, at the Company’s registered office at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel

11.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during the year of 2023 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission on March 6, 2024.